United States securities and exchange commission logo





                     January 3, 2024

       Diantha Duvall
       Chief Financial Officer
       Curis, Inc.
       128 Spring Street
       Building C - Suite 500
       Lexington, Massachusetts 02421

                                                        Re: Curis, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-30347

       Dear Diantha Duvall:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences